SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
First Quarter 2004 Results1

Rio de Janeiro, Brazil – May 04, 2004

Embratel Participações S.A.
(Embratel Participações or the “Company” or “Embrapar”)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

Y-o-Y REVENUE GROWS 10.8%
Total Debt is Reduced to R$4.1 billion

Highlights

  Net revenue was R$1.9 billion in the first quarter of 2004, increasing 10.8 percent compared to the first quarter of 2003. This increase was due to tariff increases, SMP long distance and local service revenues. Compared to the fourth quarter of 2003, revenues rose 1.0 percent.
  Local revenues reached 7.2 percent of total net revenues due to the growth in Embratel’s local revenues and the consolidation of Vésper.
  EBITDA in the first quarter of 2004 was R$448 million, representing a 14.8 percent year-over-year growth. First quarter 2004 EBITDA margin was 23.7 percent representing a reduction from the fourth quarter 2003 EBITDA margin. This reduction is entirely due to dilution caused by the consolidation of Vésper.
  Interconnection costs fell to 44.5 percent of net revenues compared to 46.4 percent in the fourth quarter of 2003 and 46.2 percent in the first quarter of 2003.
  Net income in the first quarter of 2004 was R$4.6 million.
  Total debt declined to R$4.1 billion due to additional debt repayment. Embratel also paid R$102 million of dividends and acquired CT Torres for R$131 million in the quarter.
  Total capital expenditures in the first quarter of 2004 were R$104 million.
  On April 27, 2004 the US Bankruptcy Courts approved the sale of MCI’s participation to Telmex. The transaction is subject to approval by Brazilian regulatory authorities. The purchase price is US$400 million.

Exhibit 1				% Var	% Var
R$ million	1Q03	4Q03	1Q04	YoY	QoQ

Net revenues	1,708.7	1,874.3	1,892.7	10.8%	1.0%

EBITDA	390.6	482.3	448.4	14.8%	-7.0%
Ebitda Margin	22.9%	25.7%	23.7%	0.8 pp	-2.0 pp

Operating income (EBIT)	99.0	194.6	155.4	56.9%	-20.1%
Net income/(loss)	10.7	69.1	4.6	-56.8%	-93.3%

Note: Throughout this document, first quarter 2003 income statement was restated to reflect the reclassification of certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. This reclassification occurred in the third quarter of 2003. Previously, these expenses were classified either as third party or as taxes both under G&A expenses.

Voice Services

Exhibit 2				% Var	% Var
R$ million	1Q03	4Q03	1Q04	YoY	QoQ

Net voice revenues	1,180.9	1,306.2	1,287.4	9.0%	-1.4%
Domestic long distance	954.7	1,094.3	1,084.4	13.6%	-0.9%
International long distance	226.3	211.9	203.0	-10.3%	-4.2%

Domestic Long Distance

14% domestic long distance revenue growth over a 12 months period

Domestic long distance revenue was R$1.1 billion representing a 13.6 percent increase when compared to the first quarter of 2003. The year-over-year DLD revenue growth results from the company’s ability to participate and to attract customers in the SMP long distance market and to the substitution for advanced voice. Compared to the fourth quarter of 2003, domestic long distance revenues declined 0.9 percent. This decline is explained by seasonal factors and the entrance of a new competitor, offsetting the growth in SMP revenues. As of January 2004 all long distance calls originating from cellular phones were required to choose a carrier and further expansion in this market should come from growing demand and economic growth. Embratel is clearly the preferred choice.

International Long Distance

International long distance revenue was R$203 million in the first quarter of 2004, representing a 4.2 percent decline from the previous 2003 quarter, resulting from seasonal factors and competition. Year-over-year, revenue decline results from competition from both illegal and legal providers.

Embratel offers VOIP transport solutions enabling cost effective and better services to its clients.

Data Communication Services

Exhibit 7				% Var	% Var
R$ million	1Q03	4Q03	1Q04	YoY	QoQ

Net data communications	455.2	425.5	415.0	-8.8%	-2.5%

2 Mbit equivalent annual volume growth of 32 percent

Embratel's data communications revenues were R$415 million in first quarter of 2004, representing a decline relative to the previous 2003 quarter. The decline in data revenues is related to price reductions despite continued strong volume growth. Compared to the first quarter of 2003, net data revenues declined 8.8 percent resulting from the disconnection of internet provider UOL and the overall reduction of the ISP market.

Our Click21™ free internet provider continues to grow subscribers and usage and was chosen by On-line research by Acesso-Gratis.com, an Interlink demonstration site, as the best free Internet provider for the second consecutive quarter.

Local Revenue

Exhibit 10				% Var	% Var
R$ million	1Q03	4Q03	1Q04	YoY	QoQ

Local Services	9.9	82.7	136.5	1279.5%	65.1%

Local Services represented 7.2 percent of total revenues

Embratel ended the first quarter of 2004 with local revenues of R$136 million (including Vésper). This revenue represented 7.2 percent of total revenues and were responsible for the overall growth in the company’s revenues quarter-over-quarter. Local revenues were R$83 million in the fourth quarter of 2003 and R$10 million in the first quarter of 2003.

Livre, Vésper’s first service launch with Embratel is having wide acceptance. The service is being offered in smaller cities as Vésper’s networks become ready for the launch. Also, in the local service arena, Embratel began selling ADSL services over its own networks in Porto Alegre this quarter. Broadband, voice and Internet services will be offered in Rio and São Paulo to residential, small and medium businesses, over Embratel’s own access network using NGN technology towards the end of the second quarter of 2004.

EBITDA

Exhibit 13				% Var	% Var
R$ million	1Q03	4Q03	1Q04	YoY	QoQ

Net revenues	1,708.7	1,874.3	1,892.7	10.8%	1.0%

Costs and Expenses
Interconnection & facilities	(788.9)	(869.3)	(842.8)	6.8%	-3.1%
Other cost of service	(122.4)	(130.9)	(160.8)	31.4%	22.8%
Selling expenses	(206.2)	(202.4)	(216.2)	4.8%	6.8%
G&A expenses	(204.2)	(204.2)	(238.5)	16.8%	16.8%
Other operating income/(expense)	3.6	14.8	14.0	292.9%	-5.3%

EBITDA	390.6	482.3	448.4	14.8%	-7.0%
Ebitda Margin	22.9%	25.7%	23.7%	0.8 pp	-2.0 pp

Annual EBITDA growth and margin improvement continues

In the first quarter of 2004, EBITDA was R$448 million compared to R$390 million in the first quarter of 2003, representing a growth of 14.8 percent. EBITDA margin in each of the comparison periods were 23.7 and 22.9 percent, respectively. The main reasons for such improvement were the reduction in allowance for doubtful accounts and a decrease in interconnection costs as a percentage of revenues.

Compared to the fourth quarter of 2003, first quarter 2004 EBITDA declined 7.0 percent and EBITDA margin dropped by 2.0 percentage points. EBITDA was diluted due to the first full quarter consolidation of Vésper, which offset the significant reduction in interconnection costs as a percentage of total revenues.

SG&A

Vésper expenses were classified primarily under “other” and “third party” expenses in the first quarter of 2004, resulting in the increase in these categories.

Another factor that contributed to the lower EBITDA was an increase in allowance for doubtful accounts which reached R$94 million, or 3.8 percent of gross revenues (5.0 percent of net revenues). This increase is attributable to higher bad debt levels in the SMP market and general economic conditions.

Interconnection

Interconnection costs, as a percentage of net revenues, dropped to 44.5 percent in the first quarter of 2004 compared to 46.2 in the first quarter of 2003 and 46.4 in the fourth quarter of 2003. Quarter-over-quarter interconnection costs fell, in part, due to the fact that all local operators began to uniformly invoice interconnection costs based on rates adjusted by the IPCA index using the correct adjustment formula as established in the interconnection contracts.

In addition, Embratel installed over 250 points-of-presence for interconnection (PPI) using leased lines in the first quarter of 2004. These PPIs enabled the company to eliminate long distance interconnection charges in many routes (reduction in TU-RIU payments).

This large increase in the number of PPIs occurred because the price of leased lines fell dramatically due to contract renegotiations with major local operators. These gains were the result of Embratel’s successful actions on the regulatory and anti-trust fronts. Both Anatel and Cade found strong indication of anti-competitive pricing of leased lines by major local operators and imposed preventive measures which made the negotiations possible.

EBIT

In the first quarter of 2004, EBIT was R$155 million compared to R$195 million in the previous 2003 quarter. The decline is attributed to SG&Arelated to Vésper. Compared to the first quarter of 2003, EBIT increased 56.9 percent.

Net Income

Exhibit 16				% Var	% Var
R$ million	1Q03	4Q03	1Q04	YoY	QoQ

Net income/(loss)	10.7	69.1	4.6	-56.8%	-93.3%
End of period shares outstanding (1000)	332,629,361	333,419,064	332,847,011	0.1%	-0.2%
Earnings per 1000 shares (R$)	0.03	0.21	0.01	-56.8%	-93.3%

Five consecutive quarters of profits

Net income was R$5 million in the first quarter of 2004 compared to a net income of R$69 million in the fourth quarter of 2003. Fourth quarter net income was impacted by non-recurring items (sale of the Clearinghouse subsidiary and Inmarsat shares).

Financial Position

Cash position on March 31, 2004 was R$1.1 billion. During the quarter, Embratel distributed dividends of R$102 million to Embratel Participações, Embratel and Star One shareholders and acquired CT Torres (a tower company) from Qualcomm for R$131 million (US$45 million) (see CT Torres below). Embratel also prepaid approximately R$420 million of debt in the quarter, replacing expensive short-term debt with the funds obtained from the bond issued in December 2003. This prepayment contributed to a drop in the average cost of hedged and Real debt to 95.5 percent of the CDI in the first quarter of 2004 from 100.6 percent of the CDI in the previous 2003 quarter.

Embratel ended the quarter with a total outstanding debt of R$4.1 billion. Net debt was R$3.1 billion increasing due to the uses of cash mentioned above. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$1.2 billion. Note that 98.4 percent of short-term debt is either hedged or in Reais. A total of 58.6 percent of Embratel's total debt is either denominated in Reais or hedged against currency fluctuations (Exhibit 19).

Exhibit 19	Dec 31, 2003				Mar 31, 2004

Embratel Participações SA	Amounts in R$ million	%	Average Cost of Debt	Maturity	Amounts in R$ million	%	Average Cost of Debt	Maturity

Hedged and reais short term debt	1,037.0	85.2%	95,61% CDI	up to 1,0 year	1,156.9	98.4%	92,25% CDI	up to 1,0 year
Unhedged short term debt	180.3	14.8%	US$ + 6,43%	up to 1,0 year	18.3	1.6%	US$ + 6,73%	up to 1,0 year
Total short term debt	1,217.3	26.5%			1,175.2	28.5%

Hedged and reais long term debt	1,462.3	43.3%	104,22% CDI	up to 4,5 years	1,262.8	42.8%	98,42% CDI	up to 4,8 years
Unhedged long term debt	1,911.1	56.7%	US$ + 8,44%	up to 9,4 years	1,687.8	57.2%	US$ + 8,49%	up to 9,2 years
Total long term debt	3,373.3	73.5%			2,950.6	71.5%

Hedged and reais total debt	2,499.2	54.4%	100,61% CDI	up to 4,5 years	2,419.7	58.6%	95,51% CDI	up to 4,8 years
Unhedged total debt	2,091.3	45.6%	US$ + 8,23%	up to 9,4 years	1,706.2	41.4%	US$ + 8,60%	up to 9,2 years
Total debt	4,590.6	100.0%	US$ + 5,73%	up to 9,4 years	4,125.9	100.0%	US$ + 5,19%	up to 9,2 years

Receivables

The company's net receivable position on March 31, 2004 was R$1.7 billion. The increase in receivables in the first quarter continues to be associated with the growth in SMP revenues. The voice aging profile of basic voice receivables billed by Embratel, has continued to improve: 85.3 percent of net voice receivables were current at the end of the first quarter of 2004 compared to 84.0 percent at the end of the fourth quarter 2003.

Exhibit 20	Gross Receivables
Embratel Participações SA
R$ million	Dec 31, 2003	Mar 31, 2004

Account Receivables
Voice Services (Gross)	2,799.3	2,945.4
Data, Telco and Other Services	619.9	596.3
Foreign Administrations	179.3	164.0
Gross Receivables	3,598.5	3,705.6
Allowance for Doubtful Accounts (Balance)	(1,926.4)	(2,011.3)
Net Receivables	1,672.0	1,694.3

Exhibit 21	Net Account Receivables
Embratel Participações SA
R$ million	Dec 31, 2003	Mar 31, 2004

Voice Services (Net)	1,027.9	1,094.1
Current	84.0%	85.3%
1-60 days	12.7%	12.0%
61-120 days	3.4%	2.7%
› 120 days	0.0%	0.0%

Capex

Total capital expenditures in the quarter were R$104 million. The breakout of this expenditure is as follows: local infrastructure, access and services– 22.0 percent (including PPIs and Vésper); data and Internet services – 32.6 percent; network infrastructure – 4.1 percent, others – 28.9 percent and Star One – 12.4 percent.

Other Information

Investments in subsidiaries’ operations

Vésper - Embratel is also upgrading Vésper’s network to 1x RTT technology in major cities in the regions it operates not only to expand the residential and SOHO subscriber base but also to introduce services with new features. Vésper will also be launching integrated Vesper/Embratel solutions for business clients. In addition, Embratel is in the process of expanding Vésper’s IT infrastructure in order to enable rapid expansion and synergies are being deployed as planned.

Star One – Embratel’s satellite subsidiary is Latin America’s largest satellite solutions company. It operates in two market segments: broadband Internet services (Easyband) and space segment rental which is used by clients to transmit TV and radio signals, data, voice and multimedia services. Star One has four satellites and is in the process of building a fifth – C1 – which is intended to replace satellite B1. C1 is a hybrid satellite which will have 42 transponders in the C, Ku and X bands and a footprint covering all of South America. To complement satellite capacity, Star One has contracted to acquire additional C band transponders with transcontinental capabilities.

Star One is the first and the only company in Brazil that offers broadband Internet access via satellite. This offering adds to other broadband services offered by Embratel mentioned elsewhere in this text such as conventional ADSL, 1x EV-DO and very soon a new offering through NGN. Broadband services represent a growing portion of the company’s revenues.

Star One Regulatory Issues Clarified – Embratel’s satellites B1 and B2 carry a transponder of special frequency for military communications. This is referrred to as the X band. As a concessionaire Embratel already has the legal and contractual obligation to provide technical resources, including the installation of terrestrial control centers for the Brazilian Armed Forces satellite communications. The concession contract, signed at the privatization in 1998, contains clauses that guarantee, among other things, confidentiality and the security of the military communications (which are encrypted) and which are controlled by the Armed Forces in their terrestrial stations.

CT Torres Acquisition

In March, Embratel concluded the acquisition, from a QUALCOMM affiliate, of 622 communications towers previously owned by Vésper São Paulo S.A. and Vésper S.A. (Vésper) for US$45 million (R$131 million).

The purpose of this acquisition was to enable Embratel to earn a higher return on capital than it would if Vésper were to lease these towers from a third party (see Embratel Advances Local Business Strategy Through The Acquisition of Vésper press release December 2, 2003 at www.embratel.com.br/ir-pressreleases). In addition, Embratel will have greater flexibility with the use of the towers as well as enjoying full existing and future revenues earned by renting tower-space to other interested parties, such as cellular operators.

Sarbanes-Oxley Act

Embratel has initiated (October 2003) the certification process for the Sarbanes-Oxley 404 rule. The scope of the process has required the review of 13 internal main processes and more than 130 sub-processes. Notwithstanding this fact, the adaptation to this rule required few changes, since the company has good accounting policy and practices. Therefore Embratel expects that it will obtain the Sarbanes-Oxley 404 certification(s).

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits:
24 - Quarterly Income Statement,
25 - Quarterly Costs,
26 - Balance Sheet,
27 - Cash Flow Statement
to follow)

Exhibit 24
Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						% change
R$ thousands	Mar 31, 2003%		Dec 31, 2003%		Mar 31, 2004%		YoY	QoQ

Revenues
Gross revenues	2,181,691		2,464,253		2,499,757		14.6%	1.4%
Taxes & other deductions	(472,949)		(589,923)		(607,107)		28.4%	2.9%
Net revenues	1,708,742	100.0%	1,874,330	100.0%	1,892,650	100.0%	10.8%	1.0%
Net voice revenues	1,180,942	69.1%	1,306,171	69.7%	1,287,434	68.0%	9.0%	-1.4%
Domestic long distance	954,684	55.9%	1,094,269	58.4%	1,084,426	57.3%	13.6%	-0.9%
International long distance	226,258	13.2%	211,902	11.3%	203,008	10.7%	-10.3%	-4.2%
Net data communications	455,206	26.6%	425,534	22.7%	415,006	21.9%	-8.8%	-2.5%
Local services	9,892	0.6%	82,676	4.4%	136,464	7.2%	1279.5%	65.1%
Other services	62,702	3.7%	59,949	3.2%	53,746	2.8%	-14.3%	-10.3%

Net revenues	1,708,742	100.0%	1,874,330	100.0%	1,892,650	100.0%	10.8%	1.0%
Cost of services	(911,289)	-53.3%	(1,000,257)	-53.4%	(1,003,626)	-53.0%	10.1%	0.3%

Interconnection & facilities	(788,902)	-46.2%	(869,349)	-46.4%	(842,829)	-44.5%	6.8%	-3.1%
Personnel	(49,543)	-2.9%	(57,424)	-3.1%	(60,035)	-3.2%	21.2%	4.5%
Third-party services	(58,468)	-3.4%	(55,901)	-3.0%	(53,908)	-2.8%	-7.8%	-3.6%
Other	(14,376)	-0.8%	(17,583)	-0.9%	(46,854)	-2.5%	225.9%	166.5%
Selling expenses	(206,198)	-12.1%	(202,365)	-10.8%	(216,155)	-11.4%	4.8%	6.8%

Personnel	(56,881)	-3.3%	(64,516)	-3.4%	(63,888)	-3.4%	12.3%	-1.0%
Third-party services	(40,834)	-2.4%	(50,251)	-2.7%	(55,591)	-2.9%	36.1%	10.6%
Allowance for doubtful accounts	(106,153)	-6.2%	(81,870)	-4.4%	(93,901)	-5.0%	-11.5%	14.7%
Other	(2,330)	-0.1%	(5,728)	-0.3%	(2,775)	-0.1%	19.1%	-51.6%
G&A expenses	(204,226)	-12.0%	(204,199)	-10.9%	(238,519)	-12.6%	16.8%	16.8%

Personnel & Employee profit sharing	(44,419)	-2.6%	(44,654)	-2.4%	(56,867)	-3.0%	28.0%	27.4%
Third-party services	(129,265)	-7.6%	(129,520)	-6.9%	(150,430)	-7.9%	16.4%	16.1%
Taxes	(18,260)	-1.1%	(11,959)	-0.6%	(16,139)	-0.9%	-11.6%	35.0%
Other	(12,282)	-0.7%	(18,066)	-1.0%	(15,083)	-0.8%	22.8%	-16.5%
Other operating income/(expense)	3,571	0.2%	14,823	0.8%	14,031	0.7%	292.9%	-5.3%
EBITDA	390,600	22.9%	482,332	25.7%	448,381	23.7%	14.8%	-7.0%
Depreciation and amortization	(291,590)	-17.1%	(287,760)	-15.4%	(293,005)	-15.5%	0.5%	1.8%
Operating income (EBIT)	99,010	5.8%	194,572	10.4%	155,376	8.2%	56.9%	-20.1%
Financial income, monetary and exchange variation	47,510	2.8%	47,712	2.5%	79,816	4.2%	68.0%	67.3%

Financial income	51,731	3.0%	61,692	3.3%	75,583	4.0%	46.1%	22.5%
Monetary and exchange variation (income)	(4,221)	-0.2%	(13,980)	-0.7%	4,233	0.2%	nm	nm
Financial expense, monetary and exchange variation	(77,280)	-4.5%	(212,864)	-11.4%	(201,948)	-10.7%	161.3%	-5.1%

Financial expense	(115,144)	-6.7%	(144,372)	-7.7%	(143,811)	-7.6%	24.9%	-0.4%
Monetary and exchange variation (expense)	37,864	2.2%	(68,492)	-3.7%	(58,137)	-3.1%	nm	-15.1%
Other non-operating income/(expense)	(39,477)	-2.3%	95,623	5.1%	(1,204)	-0.1%	-97.0%	nm
Net income/(loss) before tax and minority interest	29,763	1.7%	125,043	6.7%	32,040	1.7%	7.7%	-74.4%

Income tax and social contribution	(12,106)	-0.7%	(41,818)	-2.2%	(19,451)	-1.0%	60.7%	-53.5%
Minority interest	(6,989)	-0.4%	(14,130)	-0.8%	(7,981)	-0.4%	14.2%	-43.5%
Net income/(loss)	10,668	0.6%	69,095	3.7%	4,608	0.2%	-56.8%	-93.3%

End of period shares outstanding (1000)	332,629,361		333,419,064		332,847,011
Earnings per 1000 shares (R$)	0.03		0.21		0.01

Note: First quarter 2003 income statement was restated to reflect the reclassification of certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. This reclassification occurred in the third quarter of 2003. Previously, these expenses were classified either as third party or as taxes both under G&A expenses

Exhibit 25
Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ thousands	Mar 31, 2003%		Dec 31, 2003%		Mar 31, 2004%		YoY	QoQ

Revenues
Gross revenues	2,181,691		2,464,253		2,499,757		14.6%	1.4%
Taxes & other deductions	(472,949)		(589,923)		(607,107)		28.4%	2.9%
Net revenues	1,708,742	100.0%	1,874,330	100.0%	1,892,650	100.0%	10.8%	1.0%

Interconnection & facilities	(788,902)	-46.2%	(869,349)	-46.4%	(842,829)	-44.5%	6.8%	-3.1%
Personnel & Employee profit sharing	(150,843)	-8.8%	(166,594)	-8.9%	(180,790)	-9.6%	19.9%	8.5%
Third-party services	(228,567)	-13.4%	(235,672)	-12.6%	(259,929)	-13.7%	13.7%	10.3%
Allowance for doubtful accounts	(106,153)	-6.2%	(81,870)	-4.4%	(93,901)	-5.0%	-11.5%	14.7%
Taxes	(18,260)	-1.1%	(11,959)	-0.6%	(16,139)	-0.9%	-11.6%	35.0%
Other	(28,988)	-1.7%	(41,377)	-2.2%	(64,712)	-3.4%	123.2%	56.4%
Total Operating Costs / Expenses	(1,321,713)	-77.4%	(1,406,821)	-75.1%	(1,458,300)	-77.1%	10.3%	3.7%
Other operating income/(expense)	3,571	0.2%	14,823	0.8%	14,031	0.7%	292.9%	-5.3%
EBITDA	390,600	22.9%	482,332	25.7%	448,381	23.7%	14.8%	-7.0%
Net income/(loss)	10,668	0.6%	69,095	3.7%	4,608	0.2%	-56.8%	-93.3%

End of period shares outstanding (1000)	332,629,361		333,419,064		332,847,011
Earnings per 1000 shares (R$)	0.03		0.21		0.01

Note: First quarter 2003 income statement was restated to reflect the reclassification of certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. This reclassification occurred in the third quarter of 2003. Previously, these expenses were classified either as third party or as taxes both under G&A expenses

Exhibit 26
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ thousands	Mar 31, 2003	Dec 31, 2003	Mar 31, 2004

Assets
Current Assets	2,878,860	4,127,529	3,647,716
Cash and cash equivalents	525,999	1,719,496	1,076,085
Account receivables, net	1,500,861	1,672,037	1,694,333
Deferred and recoverable taxes (current)	490,960	465,719	539,614
Other current assets	361,040	270,277	337,684
Noncurrent Assets	1,530,127	1,603,187	1,535,202
Deferred and recoverable taxes	1,207,762	1,151,696	1,083,910
Legal deposits	280,476	381,561	405,586
Other non-current assets	41,889	69,930	45,706
Permanent Assets	7,974,630	7,237,087	7,177,155
Investments	263,422	39,888	40,958
Net property, plant & equipment	7,599,570	7,194,329	7,033,815
Deferred fixed assets	111,638	2,870	102,382
Total Assets	12,383,617	12,967,803	12,360,073

Liabilities and Shareholders`s Equity
Current Liabilities	4,265,944	3,966,166	3,792,428
Personnel, charges and social benefits	106,455	87,585	89,362
Accounts payable and accrued expenses	1,626,273	1,822,611	1,783,108
Taxes and contributions (current)	271,000	347,358	396,905
Dividends and interest on capital payable	23,434	95,386	11,691
Proposed dividends and interest on capital	14,254	18,858	698
Short term debt and current portion of long term debt	1,926,630	1,217,256	1,175,247
Provision for contingencies	52,761	73,749	77,718
Actuarial liabilities - Telos (current)	68,209	64,442	66,521
Employee profit sharing provision	38,649	52,107	38,380
Subsidiaries and associated companies	8,065	11,994	4,656
Other current liabilities	130,214	174,820	148,142
Non-current Liabilities	3,036,681	3,769,095	3,329,943
Taxes and contributions	55,516	52,061	51,996
Long term debt	2,643,578	3,373,341	2,950,635
Actuarial liabilities - Telos	310,579	328,803	317,220
Other non-current liabilities	27,008	14,890	10,092
Deferred Income	119,351	135,358	132,994
Minority interest position	231,153	222,382	230,366
Shareholders' Equity	4,730,488	4,874,802	4,874,342
Paid-in capital	2,273,913	2,273,913	2,273,913
Income reserves	1,912,113	2,620,022	2,620,022
Treasury stock	(41,635)	(19,133)	(21,746)
Retained earnings	586,097	-	2,153
Total Liabilities and Shareholders' Equity	12,383,617	12,967,803	12,360,073

Total borrowed funds	4,570,208	4,590,597	4,125,882
Net debt	4,044,209	2,871,101	3,049,797
Net debt / Shareholder`s Equity	0.85	0.59	0.63

Total Debt / Trailing Ebitda (last 4 quarters)	3.0	2.5	2.2
Net Debt / Trailing Ebitda (last 4 quarters)	2.7	1.6	1.6
Trailing Ebitda / Financial expense (Does not include monetary and exchange variation)	3.3	3.4	3.3
Trailing Ebitda / Net financial expense (including monetary and exchange variation)	1.0	9.9	6.8

Exhibit 27
Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	Mar 31,2003	Mar 31, 2004

Cash provided by operating activities
Net income/(loss) - cash flow	10,668	4,608
Depreciation/Amortization	291,590	293,005
Exchange and Monetary (Gains)/Losses	(233,325)	27,768
Swap Hedge Effects	152,686	20,183
Minority Interest - cash flow	6,989	7,981
Loss/(Gain) on permanent asset disposal	7,255	10,536
Other operating activities	(6,612)	(8,107)
Changes in current and noncurrent assets and liabilities	(279,160)	(113,779)
Net cash provided by operating activities	(49,909)	242,195

Cash flow form investing activities
Additions to investments/Goodwill	32	(807)
Additions to property, plant and equipment	(85,734)	(133,788)
Deferred fixed assets - cash flow	-	(100,365)
Net cash used in investing activities	(85,702)	(234,960)

Cash flow from financing activities
Loans obtained and repaid	(430,417)	(495,744)
Swap Hedge Settlement	205,067	(47,725)
Dividends Paid	(31)	(101,854)
Other financing activities	-	(5,323)
Net cash used in financing activities	(225,381)	(650,646)

Increase in cash and cash equivalents	(360,992)	(643,411)
Cash and cash equivalents at beginning of period	886,991	1,719,496

Cash and cash equivalents at end of period	525,999	1,076,085

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.